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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                            GOLD CAPITAL CORPORATION
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                                (Name of issuer)

                                     Common
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                         (Title of class of securities)

                                   380548 10.7
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                                 (CUSIP number)

                            Royalstar Resources Ltd.
    1400 - 1040 West Hastings Street, Vancouver, B.C., V6E 2E9 (604) 683-3613
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                September 5, 1997
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             (Date of event which required filing of this statement)



        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement [ ].


                              (Page 1 of 3 Pages)
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CUSIP NO.     380458 10.7             13D                     PAGE 2 OF 3 PAGES

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   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      ROYALSTAR RESOURCES LTD.
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
      Not applicable                                                   (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      Not applicable
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                  [ ]
      Not applicable
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Canada
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                      7   SOLE VOTING POWER
                          0 Shares
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          Not applicable
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0 shares
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          Not applicable
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 shares
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
      Not applicable
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
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  14  TYPE OF REPORTING PERSON*
      CO
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CUSIP NO.     380458 10.7             13D                     PAGE 3 OF 3 PAGES

Item 6 is amended as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On September 5, 1997, Reporting Person sold all of the Gold Capital shares held by Reporting Person to Globex Mining Enterprises Inc. ("Globex") at a cash price of U.S.$0.80 per share and sold to Globex all of the indebtedness owed by Gold Capital to Reporting Person at a rate of U.S.$0.80 per U.S.$1.00 in debt.




                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  September 8, 1997
                                       -----------------------------------------
                                                       (DATE)

                                      ROYALSTAR RESOURCES LTD.
                                      Per:



                                                  /s/ Paul C. Jones
                                       -----------------------------------------
                                                     (SIGNATURE)



                                        Paul C. Jones, Executive Vice-President
                                       -----------------------------------------
                                                     (NAME/TITLE)